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October 28, 2008

Douglass M. Rayburn
TEL +1 214.953.6634
FAX +1 214.661.4634
doug.rayburn@bakerbotts.com
VIA EDGAR TRANSMISSION
Ms. Katherine Wray
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Dell Inc.

Amendment No. 1 to Registration Statement on Form S-4 Filed October 14, 2008 File No. 333-153440
Dear. Ms. Wray:
     This letter sets forth the responses of Dell Inc. (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 23, 2008 (the “Comment Letter”) with respect to the Company’s registration statement on Form S-4, as amended by Amendment No. 1 thereto (File No. 333-153440) (the “Registration Statement”). The changes described herein are incorporated in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which has been filed with the Commission via EDGAR simultaneously with this letter. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is the Company’s response.
Exchange Offer
Extensions, Delays in Acceptance, Termination or Amendment, page 14
1.	Refer to prior comment 5 from our letter of October 7, 2008. Your disclosure beginning in the second paragraph on page 15 indicates that you reserve the right to delay accepting for exchange any old notes in the event that any of certain specified conditions have not been satisfied, regardless of whether you have extended the exchange offer. It is not appropriate to delay acceptance for conditions other than those relating to the receipt of regulatory approvals necessary to consummate the offer, absent an extension of the offer. Please revise your filing accordingly.

Response:
The Company has revised the disclosure to remove the first bullet point of the second paragraph on page 15 of the Registration Statement. Please see page 15 of Amendment No. 2.
Plan of Distribution, page 116
2.	The third full paragraph on page 116 of your amended registration statement suggests that broker-dealers or holders using the exchange offer to participate in a distribution of the new notes are required to comply with the registration and prospectus delivery requirements of the Securities Act only “if the resales are of new notes obtained by such holder in exchange for old notes acquired by such holder directly from [Dell].” It is unclear why you have qualified in this way your statement regarding the Securities Act requirements applicable to participants in a distribution. Please revise your disclosure to remove this language, or advise why you believe it is appropriate to retain this qualification.

Response:

Per the Staff’s request, the Company has revised the disclosure to remove the referenced language. Please see page 116 of Amendment No. 2.

If you have any questions, please do not hesitate to call me at 214-953-6634.

Very truly yours,
/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:	Lawrence P. Tu Scott Depta Dell Inc.